Exhibit 99.1

Farfetch and JD.com Expand Strategic Partnership to Build the Premier Luxury Gateway to China

•	JD.com’s Toplife to merge into Farfetch’s existing China business

•	Farfetch to gain ‘Level 1’ access on the JD app

•	JD.com’s 300 million customers to have access to more than 3,000 luxury brands through Farfetch’s network

•	Win-win collaboration to provide ‘Premier Luxury Gateway to China’ for luxury fashion brands

LONDON AND BEIJING, 28th February 2019: Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry and JD.com (NASDAQ: JD), China’s largest retailer, today announced the expansion of their strategic partnership in order to provide the ‘Premier Luxury Gateway to China’ for luxury brands.

Under the agreement, Toplife will merge into Farfetch China. In addition, Farfetch will gain a ‘Level 1’ entry point on the JD.com app, providing JD.com’s 300 million customers with instant access to more than 3,000 brands via Farfetch’s network of more than 1,000 luxury brand and boutique partners.

The partnership builds on the existing successful relationship between Farfetch and JD.com, started in July 2017. Since then, Farfetch has leveraged JD.com’s logistics capabilities in China, as well as JD.com’s insights into the behaviors of China’s luxury consumers. JD is one of Farfetch’s largest shareholders.

Farfetch has strengthened its China business through its agreement to acquire CuriosityChina, a leading integrated marketing and social commerce company. Through this expanded agreement with JD.com, Farfetch will offer the full suite of Farfetch’s technology and logistics platform to brands wanting to reach luxury consumers in China, which accounts for significant growth in the luxury industry1.

Luxury is an integral component of JD Fashion. As a key player in China’s luxury market, JD has been working directly with luxury brands to offer an end-to-end luxury shopping experience, from customer service to logistics, with luxury warehousing and ‘white glove’ delivery via JD Luxury Express. It has also pioneered omnichannel luxury partnerships. Several top brands have made their official e-commerce luxury debut with JD. Going forward, JD will continue to expand its direct partnerships with luxury brands.

José Neves, Founder, CEO and Co-Chairman, Farfetch said: “We are delighted to build on our relationship with JD.com, and bring to market an unrivalled solution for luxury brands to succeed in the Chinese market. We believe our Level 1 access with JD.com “closes the circle” and will be transformational for the luxury industry’s digital landscape in China. With this agreement, and our previous strategic investments in China including our acquisition of CuriosityChina, we now offer luxury brands a one-stop solution to develop their digital strategies in accessing the engaged and sophisticated audience in this important market. Today we mark the launch of what I believe is the Premier Luxury Gateway to China.”

Jon Liao, Chief Strategy Officer of JD.com, said “This win-win collaboration is a key development in our ongoing relationship with Farfetch. We are combining the best of global and local market expertise in the luxury segment. This is an important step for JD.com in developing its global fashion and luxury ecosystem. In just over a year of operation, Toplife has worked with many of the world’s top brands, and has grown to become the platform of choice among China’s discerning luxury consumers and brands. Luxury is an integral part of our fashion offering, and we are excited to work together with Farfetch to create the ultimate destination for luxury shopping in China.”

[1]	Bain “Altagamma 2018 Worldwide Luxury Market Monitor - The Future of Luxury: A Look into Tomorrow to Understand Today (November 2018)”

ENDS

Media contacts:

Farfetch

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405 224

Or

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

JD.com

+86 (10) 8911-6155

Press@JD.com

Investor Relations:

Farfetch

Alice Ryder

VP Investor Relations

IR@farfetch.com

JD.com

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch.com Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,000 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Through its business units, which also include Store of The Future, Farfetch Black & White Solutions, Browns, and Stadium Goods, Farfetch continues to invest in innovation and develop key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetch.com.

About JD.com

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.